                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   FORM 8-A/A
                                 AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         WESTPORT RESOURCES CORPORATION
                        (FORMERLY BELCO OIL & GAS CORP.)
             (Exact name of registrant as specified in its charter)

        NEVADA                                                 13-3869719
(State of Incorporation)                                      (IRS Employer
                                                            Identification No.)

                             410 SEVENTEENTH STREET
                                   SUITE 2300
                                 DENVER COLORADO
                                      80202
              (Address and Zip Code of Principal Executive Offices)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act registration statement file number to which this form relates:
N/A

Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                          Name of each exchange on which
    to be so registered                          each class is to be registered
-----------------------------                    ------------------------------
COMMON STOCK, PAR VALUE $0.01                       NEW YORK STOCK EXCHANGE

Securities to be registered pursuant to Section 12(g) of the Act: None

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

         On August 21, 2001, the shareholders of Belco Oil & Gas Corp., a Nevada corporation, and the stockholders of Westport Resources Corporation, a Delaware corporation, approved and adopted the Agreement and Plan of Merger dated as of June 8, 2001, by and between Belco and Westport providing for the merger of Westport with and into Belco. In connection with the merger, Belco changed its name to Westport Resources Corporation, referred to herein as New Westport. As of the effective time of the merger, Belco common stock, par value $0.01 per share, was no longer outstanding and was automatically cancelled and retired, and certificates evidencing shares of Belco common stock represented only the right to receive, without interest, shares of New Westport common stock, par value $0.01 per share. In the merger, Belco common shareholders received 0.4125 of a share of New Westport common stock for each share of Belco common stock they owned. In addition, as of the effective time of the merger, Westport common stock, par value $0.01 per share, was no longer outstanding and was automatically cancelled and retired, and certificates evidencing shares of Westport common stock represented only the right to receive, without interest, shares of New Westport common stock, par value $0.01 per share. Westport stockholders received one share of New Westport common stock for each share of Westport common stock they owned.

         Westport Resources Corporation (formerly known as Belco Oil & Gas Corp.) is amending and restating its Registration Statement on Form 8-A relating to its common stock filed with the Securities and Exchange Commission on March 13, 1996 in order to describe its common stock. On August 21, 2001, New Westport filed Amended Articles of Incorporation with the Nevada Secretary of State. A revised description of the common stock previously registered in our Registration Statement on Form 8-A is set forth below.

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         We have attached to this Form 8-A/A as Exhibit 3.1 our Amended Articles of Incorporation and as Exhibit 3.2 our Second Amended and Restated Bylaws. The discussion below is not a complete description of the terms of the common stock, so you should read it together with our articles of incorporation and our bylaws.

         Our authorized capital stock consists of 70 million shares of common stock, $0.01 par value, and 10 million shares of preferred stock, $0.01 par value, of which 4.37 million shares have been designated as 6 1/2% convertible preferred stock through the filing of that certain Certificate of Designations with the Nevada Secretary of State on March 6, 1998.

COMMON STOCK

         The holders of common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratable dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends. In the event of the liquidation, dissolution, or winding up of New Westport, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

         Ten million shares of preferred stock are authorized, of which 4.37 million shares have been designated as 6 1/2% convertible preferred stock through the filing of that certain Certificate of Designations with the Nevada Secretary of State on March 6, 1998. Subject to the Nevada Revised Statutes, the board of directors, without further vote or action by the shareholders, has the authority to issue the preferred stock in one or more series and to fix the powers, designations, preferences and relative, participating, optional or other special rights thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series. In addition, the board of directors may not decrease the number of shares within a class or series to be less than the number of shares within a class or series that are then issued and may not increase the number of shares within a class or series to be more than the number of shares within a class or series that are then authorized or for which the powers, designations, preferences and rights have not otherwise been set forth in the articles of incorporation. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of New Westport without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR ARTICLES OF INCORPORATION, BYLAWS AND NEVADA LAW

         Articles of Incorporation and Bylaws. Our articles of incorporation provide that the board of directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of New Westport and may maintain the incumbency of the board of directors, as the classification of the board of directors generally increases the difficulty of replacing a majority of the directors. The articles of incorporation and bylaws also provide, among other things, that, as of the effective time of the merger:

     o all shareholder actions must be effected at a duly called meeting and not by a consent in writing;

     o special meetings of the shareholders may generally only be called by our chairman, president or secretary;

     o shareholders must provide New Westport advance notice if they wish to nominate a director or propose any business at a shareholders meeting; and

     o any vacancies on the board of directors may be filled by a majority of the directors continuing in office.

         These provisions of the articles of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change of control of New Westport. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of New Westport. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

         Nevada Takeover Statute. We are subject to Sections 78.411 to 78.444 of the NRS, inclusive, which regulates corporate combinations. Sections 78.411 to 78.444, inclusive, of the NRS generally provide that, with certain exceptions, a Nevada corporation may not engage in a "Combination" (defined as a variety of transactions, including mergers, asset sales, issuance of stock and other actions resulting in a financial benefit to the "Interested Stockholder") with an Interested Stockholder (defined generally as a person that is the beneficial owner of 10% or more of the voting power of the outstanding voting shares) for a period of three years following the date that such person became an Interested Stockholder. A Nevada corporation may "opt out" of NRS Sections 78.411 to 78.444, inclusive, with an express provision in its original articles of incorporation or an express provision in its articles of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of its disinterested outstanding voting shares. We have "opted out" of the provisions of NRS Sections 78.411 to 78.444, inclusive.

REGISTRATION RIGHTS

         The holders of approximately 35,586,730 shares of common stock or rights to acquire such shares will be entitled to rights with respect to the registration of such shares under the Securities Act of 1933, as amended. Under the terms of the Second Amended and Restated Shareholders Agreement between us and the holders of such registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock in the registration. Additionally, such holders are also entitled to demand registration rights, pursuant to which certain holders may require us on up to two occasions and certain holders may require us on up to three occasions to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use all reasonable efforts to effect such registration. All of these registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested demand registration within six months following a previous demand registration.

ITEM 2. EXHIBITS.

Exhibit No.       Description

  3.1* Amended Articles of Incorporation of Westport Resources Corporation (formerly known as Belco Oil & Gas Corp.).

  3.2* Second Amended and Restated Bylaws of Westport Resources Corporation (formerly known as Belco Oil & Gas Corp.).

  4.1* Specimen Certificate for shares of common stock of Westport Resources Corporation.

  4.2 Second Amended and Restated Shareholders Agreement dated as of July 20, 2001, by and among Westport Resources Corporation, Belco Oil & Gas Corp., ERI Investments, Inc., Westport Energy LLC and certain stockholders named therein (incorporated by reference from Exhibit 4.2 of the registrant's Amendment No. 1 to Form S-4 (Registration No. 333-64320) filed with the Securities and Exchange Commission on July 24, 2001).

----------

* Filed herewith

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                   WESTPORT RESOURCES CORPORATION


                                   By: /s/ Donald D. Wolf
                                       -----------------------------------------
                                       Donald D. Wolf
                                       Chairman of the Board and Chief Executive
                                       Officer

Dated: August 28, 2001

                                 EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

  3.1*            Amended Articles of Incorporation of Westport Resources
                  Corporation (formerly known as Belco Oil & Gas Corp.).

  3.2*            Second Amended and Restated Bylaws of Westport Resources
                  Corporation (formerly known as Belco Oil & Gas Corp.).

  4.1*            Specimen Certificate for shares of common stock of Westport
                  Resources Corporation.

  4.2             Second Amended and Restated Shareholders Agreement dated as of
                  July 20, 2001, by and among Westport Resources Corporation,
                  Belco Oil & Gas Corp., ERI Investments, Inc., Westport Energy
                  LLC and certain stockholders named therein (incorporated by reference from Exhibit 4.2 of the registrant's Amendment No. 1 to Form S-4 (Registration No. 333-64320) filed with the
                  Securities and Exchange Commission on July 24, 2001).

----------

* Filed herewith